EXHIBIT 99.1
Contacts
Dafna Gruber, CFO                Carmen Deville
+972 3 645 6252 ..               +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com     carmen.deville@alvarion.com
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                  FOR IMMEDIATE RELEASE


       ALVARION PARTICIPATING IN INTEL'S "DIGITAL COMMUNITIES" INITIATIVE


      Program is Offering, Expanding Broadband Services in Cities Worldwide


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Mountain View, California, and Tel Aviv, Israel, August 23, 2005 - Alvarion
Ltd., (NASDAQ: ALVR), the world's leading provider of wireless broadband solutions and specialized mobile networks, today announced its support and active participation in Intel Corporation's "Digital Communities" initiative. The program will help communities design, develop and deploy comprehensive solutions and services, by leveraging wireless broadband and state-of-the-art computing technologies to enhance government efficiency, promote economic growth, improve services for businesses and citizens and bridge the digital divide.

As part of the initiative, Alvarion's BreezeACCESS(R) VL is already supporting solutions in participating cities, such as Corpus Christi. Specifically, Corpus Christi is deploying a large wireless network that will soon span 147 square miles. This "multi-use" network, consisting of several vendors' systems and technology, including Alvarion's BreezeACCESS VL, allows both public and private users to securely share the same infrastructure, accessing only authorized applications and services. The city expects to significantly benefit from mobile solutions, given 70 percent of its employees work in the field. Three of the solutions deployed focus on building inspection, video surveillance and vehicle location.

"Corpus Christi is one of the first cities to benefit from Intel's Digital Communities initiative, demonstrating the huge gains that can be achieved when wireless broadband is used for solutions and services such as putting critical information in the hands of mobile workers," says Leonard Scott, Business Unit Manager MIS for the City of Corpus Christi. "With fiber concentrated only in our down-town area, Alvarion technology allows us to reliably connect Wi-Fi mesh nodes, buildings and cameras throughout the remainder of our city cost-effectively."

Separately today, Alvarion also announced the launch of its BreezeACCESS 4900, a solution targeted at the 4.9 GHz licensed band recently allocated by the FCC specifically for public safety use. BreezeACCESS 4900 enables secure, FIPS-197 certified point-to-multipoint and point-to-point broadband connections that can be used for leased line replacement, mesh network and mobile cell feeding, and even metro-scale networking of advanced applications like video surveillance and traffic control. BreezeACCESS 4900 shares a common network management system and platform with BreezeACCESS VL,

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so municipalities can address both public safety and non-public safety needs within a single, layered network, thus maximizing the value of their network investment. As a result, BreezeACCESS 4900 can bring additional benefits to the Digital Communities initiative.

"Intel is pleased to be working with Alvarion on the Digital Communities initiative, which is designed to help communities use wireless technology and applications to expand and improve services for municipal governments, businesses and citizens," noted Paul Butcher, state and local government marketing manager from Intel. "Alvarion's work with Corpus Christi is an example of how a city can extend its solutions and expand connectivity to outlying areas that aren't served by wired broadband."

"Alvarion and Intel have been championing the same vision for wireless broadband for several years, and have worked together often on all our broadband product line projects, so it was logical for us to be part of their Digital Communities effort," commented Amir Rosenzweig, president of Alvarion, Inc. "Wireless broadband, due to it being untethered and metro in scale, solves a diverse range of community needs and all within a limited budget. Given factors such as our company's worldwide support, wide product range, and the variety of international frequencies and regulations supported, make Alvarion the perfect partner for an initiative of such a large scope," Mr. Rosenzweig added.

About Alvarion
With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband, providing systems to carriers, ISPs and private network operators, and also in extending coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.

Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum(TM) is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com


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This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-650.314.2653.